Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

December 16, 2013

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation

Amendment No. 5 to Schedule TO-I

Filed December 9, 2013

File No. 005-86157

Dear Mr. Schwall:

On behalf of our client, Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated December 13, 2013 (the “Staff’s Letter”) regarding the Company’s tender offer on Schedule TO-I (the “Schedule TO”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Schedule TO, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Schedule TO-I

Overview, page 50

1.	We have reviewed the technical support you furnished to us in response to our prior comment 4(d). It appears all your Estimated Ultimate Recovery figures for unproved properties are the same as those for the PUD figures assigned to the Woods #2, #3 and #4. Given that these Woods properties are about 40 miles from the Johnson 44 probable undeveloped locations, please provide us with technical support for these (Johnson 44) probable reserve estimates. Include production extrapolations and EURs for any analogies that you present.

H. Roger Schwall December 16, 2013 Page 2

Also, we again ask that you address whether unproved reserves are attributed to properties without proved reserves.

RESPONSE: The Company is supplementally providing the Staff with a letter from Williamson Petroleum Consultants, Inc. The letter provides technical support for the probable reserve estimates and includes production extrapolations from the indicated production analogies.

Although a specific lease may not have proved reserves, probable and possible reserves were assigned on the leases based on the interpretation of geologic and engineering data of the widespread productive area of the formations. Reserves assigned as probable or possible reflect the reduced certainty of the wells to be drilled. The disclosure on page 61 of the Offer Letter has been revised in accordance with this response.

Offer to Purchase

Evaluation of Review of Reserves, page 60

2.	You disclose proved reserves and provide the definition of proved reserves under SECrule – e.g. Rule 4-10a)(22) of Regulation S-X. You also disclose probable and possible reserves. Expand your disclosure to indicate whether your probable and possible reserves are also were estimated under SEC rules – e.g. Rules 4-10(a)(17) and (18) of Regulation S-X.

RESPONSE: The disclosure on page 61 of the Offer Letter has been revised to indicate that possible and probable reserves were estimated in accordance with Rules 4-10(a)(17) and (18) of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 123

3.	We note your response to comment 14 in our letter dated December 4, 2013 that “[t]hedisclosure on page 123 of the Offer Letter has been revised.” It does not appear that you have appropriately revised footnotes (3) and (4) to the beneficial ownership table to assume that no shares will be issued pursuant to the earnout payment. Please revise.

RESPONSE: The disclosure in footnotes (3) and (4) on page 124 of the Offer Letter has been revised to correct the assumed number of shares outstanding after the acquisition.

H. Roger Schwall December 16, 2013 Page 3

Financial Statements - Arabella Exploration LLC, page F-27

Note 1-Nature of Business, Critical Accounting Policies and Presentation, page F-32 Nature of Business and Significant Accounting Policies, page F-53

4.	Disclose your accounting policy with respect to combined financial statements and specify the dates and periods properties contributed to you were historically under common control to clarify the basis for any retrospective presentation.

If you believe that retrospective presentation is not required for any properties contributed to you by Petroleum because they had been acquired and contemporaneously contributed to you, please clarify the extent of these circumstances and provide the disclosures required by FASB ASC 805-10-50.

RESPONSE: Arabella has restated the financial statements to combine the related financial statements of Petroleum with Arabella Exploration because they are under common control. Arabella disclosed the accounting policy with respect to the combined financial statements in Note 1 for the years ending 2011 and 2012 and for the six months ended June 30, 2013 for the related properties from Petroleum that were under common control to clarify the basis for any retrospective presentation. All properties owned by Arabella Exploration were originally acquired by Petroleum and transferred to Arabella Exploration.

All properties acquired by Petroleum have been included in the retrospective presentation (ie, no properties have been excluded from the presentation). All properties acquired by Petroleum have been included in the combined financial statements of Arabella Exploration from the date that Petroleum acquired the applicable property.

Below are the properties that were acquired by Petroleum prior to 2013 and transferred to Arabella Exploration by period:

Properties in the 2012 Financial Statements and Supplemental Reserve Report

Property	Period Acquired by Petroleum	Period that Petroleum Transferred to Exploration	Reserve Classification as of 12/31/2012	Total BOE at 12/31/2012
CR Foster	2011	2011	Prov. Dev.	0.1
Topo Chico #1	2011	2012	Prov. Dev.	3.1
Prewitt	2012	2012	Prov. Dev.	5.6
Total				8.8

H. Roger Schwall December 16, 2013 Page 4

Property	Period Acquired by Petroleum	Period that Petroleum Transferred to Exploration	Reserve Classification as of 12/31/2012	Total BOE at 12/31/2012

Jackson #1	2010	2013	Prov. Undev.	211.8
Topo Chico #2,3,4	2011	2012	Prov. Undev.	10.3
Total				222.1

Graham	2012	2012	Prob. Undev.	51.8
Locker State	2012	2012	Prob. Undev.	48.4
Johnson 44	2012	2013	Prob. Undev.	734.8
Johnson 103	2012	2012	Prob. Undev.	104.9
Johnson 138	2012	2012	Prob. Undev.	104.9
Woods	2012	2013	Prob. Undev.	344.8
Jackson #2	2012	2013	Prob. Undev.	355.3
Total				1744.9

Kesey	2012	2013	Poss. Undev.	367.4
Total				367.4

Note 7- Proforma Financial Information, page F-37

Recast Supplemental Oil and Gas Reserve Information, page 40

5.	We note your response to prior comment 16 and the pro forma balance sheets reflecting the properties Petroleum has transferred to you. However, this presentation is not consistent with FASB ASC 805-50-45, which requires you to present combined financial statements from the beginning of the period to the date of the transfer (and consolidated statements subsequently), as though the properties had been transferred at the earlier date.

The financial statements covering prior years should also be retrospectively combined; these should be clearly labeled to distinguish between combined and consolidated periods. However, please ensure that combined statements are limited to periods during which the entities were under common control.

If recasting your historical financial statements is necessary to comply with FASB ASC 805-50-45, your pro forma presentation on page F-63 should begin with the retrospectively combined historical balance sheet and show adjustments to add properties that were contributed subsequent to June 30, 2013.

H. Roger Schwall December 16, 2013 Page 5

Please identify any properties transferred to or acquired by Arabella Exploration that were not under common control for any portion of the historical periods presented. If you have such properties, these should be included in your historical financial statements from the date acquired or from the date that common control was established if this falls within the historical period. Please provide qualitative disclosure to describe the facts and circumstance governing your historical financial presentation of properties acquired.

RESPONSE: Arabella has restated its financial statements to present combined financial statements from the beginning of the years ended 2011 and 2012 and the six months ended June 30, 2013 in accordance with FASB ASC 805-50-45. For example, if a property was acquired by Petroleum in 2012 and transferred to Arabella Exploration in 2013, the restated combined financial statements include that property in the 2012 financial statements and include the oil and gas reserves from that property in the reserves information.

The financial statements covering the prior years have been retrospectively combined and properly labeled as to when the entities were under common control. Petroleum and Arabella Exploration were under common control for all periods presented.

Arabella has recast its historical financial statements in order to comply with FASB ASC 805-50-45. The proforma presentation beginning on page F-56 of the Offer Letter has been revised to include the retrospectively combined balance sheet. To clarify, all properties that were transferred by Petroleum to Arabella Exploration subsequent to June 30, 2013, (with an historical cost of $832,379) were owned by Petroleum prior to June 30, 2013, so they are included in the balance sheet at June 30, 2013.

There were no properties transferred to or acquired by Arabella Exploration that were not under common control for any portion of the historical periods presented.

Recast Supplemental Oil and Gas Reserve Information, page F-41

6.	Please revise you “recast standardized measure” in tabular format to remediate the arithmetic error.

RESPONSE: The Standardized measure of discounted net cash flows in footnote 8 in the 2012 financial statements beginning on page F-58 of the Offer Letter has been revised so that the standardized measure of discounted net cash flows is arithmetically correct.

H. Roger Schwall December 16, 2013 Page 6

Supplemental Oil and Gas Reserve Information, page F-71

7.	We note your response to prior comment 18 referencing your revised presentation of reserve information on page F-71. Although we see that you added notation of the subsequent event, it remains unclear how the figures presented would satisfy the pro forma requirement for either December 31, 2012 or encompass the interim transactions through June 30, 2013. Please address the following points.

•	Provide pro forma disclosure of reserves as of December 31, 2012, pursuant to FASB ASC 932-235-50-3 through 932-235-50-11B.

•	Provide pro forma disclosure of the standardized measure, based on the disclosures required by and FASB ASC 932-235-50-29 through 932-235-50-36 for the year ended December 31, 2012.

•	Address the conveyance referenced in the subsequent events note on page F-35, indicating additional properties were transferred after June 30, 2013 and specify whether you prepared reserve estimates for inclusion in the pro forma disclosure of reserves and standardized measure.

The pro forma disclosures of reserves and standardized measure should reflect the reserves and related cash flows associated with contributed properties as if these had been contributed at December 31, 2012, although if you wish to roll forward this pro forma information through June 30, 2013 the manner by which you derive the adjustments should be factually supportable and clearly explained.

The aforementioned pro forma information should be provided for properties that were acquired but which were not previously under common control and therefore not reflected in your retrospectively combined statements. In other words, the information in Note 8 beginning on page F-59 should be retrospectively adjusted for reserve information pertaining to properties acquired through June 30, 2013 that were previously under common control, consistent with the financial statement presentation that is addressed in our other comments.

The retrospectively combined reserve information should appear in the pro forma presentation as the numerical detail to which you add any pro forma adjustments to show the effect of acquiring properties subsequent to the balance sheet.

Since your reserve information for the annual financial statements has an effective date of December 31, 2012, you should include adjustments for properties acquired during the six month period ended June 30, 2013 that were not under common control (and therefore not included in your retrospective combined statements), and adjustments for properties acquired subsequent to June 30, 2013 whether or not these were under common control (the retrospective combined presentation should be limited to transactions occurring during the periods for which financial statements have been provided).

H. Roger Schwall December 16, 2013 Page 7

RESPONSE: The Company has updated the oil and gas reserve information and the standardized measures based on the August 31, 2013 reserve report. The reserve information and the standardized measures are as of June 30, 2013 and August 31, 2013, and do not include the properties under common control that were transferred from Mr. Hoisager and Petroleum on or after September 1, 2013. These properties were included in the June 30, 2013 combined financial statements at their historical cost of $832,379. However, since there is no reserve report for such properties, no information relating to reserves for such properties has been included in the pro-forma information or elsewhere in the Offer Letter. Lone Oak has no reserves of its own and, therefore, this information is the same as the information contained in the Arabella financial statements.

Neither Arabella nor any companies under common control with Arabella acquired properties after June 30, 2013.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP